Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended
						June 30,	June 28,
	2003	2004	2005	2006	2007	2007	2008
	(In thousands, except ratios)
Earnings
Earnings before income taxes	$69,978	$1,725,891	$2,027,083	$2,692,435	$2,253,315	$1,122,381	$1,498,949

Plus: minority interests	23,904	80,840	110,650	219,121	293,501	138,159	179,707

Plus/(Less): losses/(earnings) from equity investments	97	(4,070)	(476)	17,690	24,618	10,298	18,447

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	27,151	30,645	36,571	40,351	55,381	26,371	66,649

Plus: amortization of capitalized interest	-	108	216	216	216	108	108

Plus: distributed income of equity investees	-	-	-	3,172	8,072	2,109	8,462

Less: interest capitalized	(850)	(1,310)	-	-	(3,700)	-	(1,530)

Less: minority interests in subsidiaries that have not incurred fixed charges	(23,904)	(80,840)	(110,650)	(219,121)	(293,604)	(119,456)	(179,086)

	$96,376	$1,751,264	$2,063,394	$2,753,864	$2,337,799	$1,179,970	$1,591,706

Fixed charges
Interest expense and amortization of bond issuance and settled swaps	27,151	30,645	36,571	40,351	55,052	26,243	66,041

Estimated interest on rent expense	-	-	-	-	329	128	608

Total Fixed Charges	27,151	30,645	36,571	40,351	55,381	26,371	66,649

Ratio of earnings to fixed charges	3.55	57.15	56.42	68.25	42.21	44.74	23.88